
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 3, 2011

<u>Via E-mail</u>
Mr. Brian R. Balbirnie
Chief Executive Officer
Issuer Direct Corporation
500 Perimeter Park Drive, Suite D
Morrisville, North Carolina 27560

> **Re:** **Issuer Direct Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-10185**

Dear Mr. Balbirnie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the year ended December 31, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>
<u>Critical Accounting Policies and Estimates, page 25</u>
<u>Allowance for doubtful accounts, page 26</u>

1. We note a significant increase in the allowance for doubtful accounts from $16,785 at December 31, 2009 to $56,024 at December 31, 2010. Please tell us the nature of the facts or circumstances that gave rise to the significant increase during 2010 and revise future filings to include Schedule II or tell us why you are not required to do so. Refer to

Article 5-04 and 12-09 of Regulation S-X. The notes to your financial statements in future filings should be similarly revised to disclose significant changes in the allowance for doubtful accounts.

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-8
Note 10: Income Taxes, page F-16

2. We note your reversal of part of the deferred tax asset valuation allowance during 2010. Given that the aggregate of cumulative pre-tax income and losses for the last three years equals a loss of $480,263, we are unclear as to how you arrived at the conclusion that only a partial deferred tax asset valuation allowance was necessary as of December 31, 2010. Please provide us with all positive and negative evidence considered in your conclusion to reverse a substantial portion of your deferred tax asset valuation allowance during 2010. Refer to ASC 740-10-30-21 through 25. Also, please tell us how you determined the amount of the valuation allowance to be reversed and explain to us the nature of any changes in facts and circumstances during 2010 that resulted in the determination that this amount of valuation allowance was no longer necessary. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact or me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief